Exhibit 99.1

LEGEND BIOTECH CORPORATION

2101 Cottontail Lane

Somerset, New Jersey 08873

PROXY STATEMENT

General

The board of directors of Legend Biotech Corporation (the “Company”) is soliciting proxies for the annual general meeting of shareholders of the Company to be held on October 21, 2024 at 9:30 a.m. (local time) (the “AGM”). The AGM will be held at the offices of the Company located at 2101 Cottontail Lane, Somerset, New Jersey 08873, USA. Unless otherwise specified, all times and dates referenced in this Proxy Statement are in the U.S. Eastern time zone.

This Proxy Statement can be accessed, free of charge, on the Investor section of the Company’s website at www.legendbiotech.com from September 20, 2024, and the Proxy Form will first be mailed to holders of ordinary shares, par value US$0.0001 per share (“Ordinary Shares”) of the Company on or about September 20, 2024.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person signing such proxy by attending the AGM and voting in person.

Record Date, Share Ownership and Quorum

Only shareholders of record at the close of business on September 17, 2024 (the “Record Date”) are entitled to vote at the AGM. Our Ordinary Shares, that underlie American depositary shares (“ADSs”) are included for purposes of this determination. As of September 17, 2024, 368,576,826 Ordinary Shares of the Company were outstanding, including approximately 163,370,992 Ordinary Shares represented by ADSs and held by JPMorgan Chase Bank, N.A. Each ADS represents two Ordinary Shares. Two holders of Ordinary Shares being not less than an aggregate of fifty percent (50%) of all votes attaching to all Ordinary Shares in issue and entitled to vote and present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, will constitute a quorum for all purposes.

Voting and Solicitation

Each Ordinary Share in issue on the Record Date is entitled to one vote. A resolution put to the vote at the AGM will be decided by poll. Copies of solicitation materials will be furnished to all holders of Ordinary Shares of the Company, including banks, brokerage houses, fiduciaries and custodians holding in their names the Ordinary Shares or ADSs beneficially owned by others to forward to those beneficial owners. For each of Proposals 1 to 8 presented below, approval of the proposal requires the affirmative vote of a simple majority of the votes attaching to the Ordinary Shares cast at a meeting.

Voting by Holders of Ordinary Shares

When proxies are properly dated, executed and returned by holders of Ordinary Shares, the Ordinary Shares they represent will be voted at the AGM, or at any adjournment thereof, in accordance with the instructions of the shareholders. If no specific instructions are given by such holders, the proxy holder will vote or abstain at his/her discretion, as he/she will on any other matters that may properly come before the AGM, or at any adjournment thereof.

Abstentions by holders of Ordinary Shares are included in the determination of the number of Ordinary Shares present and voting but are not counted as votes for or against a proposal.

Voting by Holders of ADSs

We have requested JPMorgan Chase Bank, N.A., as depositary of the ADSs, to mail to all the registered American Depository Receipt (“ADR”) holders this proxy statement, the accompanying notice of AGM and an ADR Voting Instruction Card. Upon the timely receipt from an owner of record of ADSs of written voting instructions in the manner specified, JPMorgan Chase Bank, N.A. will endeavor, to the extent practicable and legally permissible, to vote or cause to be voted the number of Ordinary Shares underlying the ADSs, evidenced by ADRs related to those ADSs, in accordance with such voting instructions. Under the terms of the deposit agreement, JPMorgan Chase Bank, N.A. will not vote or attempt to exercise the right to vote other than in accordance with such voting instructions or such deemed instructions as further described two paragraphs below. As the holder of record for all the Ordinary Shares represented by the ADSs, only JPMorgan Chase Bank, N.A. may vote those Ordinary Shares at the AGM.

There is no guarantee that ADR holders or any such holder in particular will receive the notice described above with sufficient time to enable such ADR holder to return any voting instructions to JPMorgan Chase Bank, N.A. in a timely manner, in which case the Ordinary Shares underlying your ADSs may not be voted in accordance with your wishes.

If no ADR Voting Instruction Card is received by JPMorgan Chase Bank, N.A. from a registered ADS holder by 9:00 a.m. (New York City time), October 16, 2024, such holder shall be deemed, and JPMorgan Chase Bank, N.A. will deem such holder of ADSs to have instructed it to give a discretionary proxy to the chairperson of the AGM to vote the Ordinary Shares represented by such holder’s ADSs in favor of each proposal recommended by our board of directors and against each proposal opposed by our board of directors, unless the Company has informed JPMorgan Chase Bank, N.A. that such proxy should not be given, in accordance with the terms of the deposit agreement.

PROPOSAL 1:

RECEPTION OF THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY FOR THE FISCAL YEAR ENDED DECEMBER 31, 2023

The board of directors proposes to receive the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2023.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE RECEPTION OF THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY FOR THE FISCAL YEAR ENDED DECEMBER 31, 2023.

PROPOSAL 2:

RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS INDEPENDENT AUDITOR OF THE COMPANY

The audit committee has approved the re-appointment of Ernst & Young LLP as independent auditor of the Company (the “Independent Auditor”) for the fiscal year ending December 31, 2024 and seeks ratification of this decision by the shareholders.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS THE INDEPENDENT AUDITOR FOR THE FISCAL YEAR ENDING DECEMBER 31, 2024.

PROPOSAL 3:

RE-ELECTION OF MS. YE WANG AS A DIRECTOR OF THE COMPANY

In accordance with article 88(b) of the Company’s third amended and restated memorandum and articles of association, the term of office of the Class I directors shall expire after a full term of three (3) years and Class I directors appointed at such meeting shall be elected for a full term of three (3) years.

The Class I directors consist of Ye Wang, Dr. Darren Xiaohui Ji, Dr. Ying Huang and Tomas Heyman, and their term will expire at the AGM.

The board proposes to re-elect Ye Wang to serve as a Class I director of the Company for a full term of three (3) years.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE RE-ELECTION OF YE WANG AS A DIRECTOR OF THE COMPANY.

PROPOSAL 4:

RE-ELECTION OF DR. DARREN XIAOHUI JI AS A DIRECTOR OF THE COMPANY

In accordance with article 88(b) of the Company’s third amended and restated memorandum and articles of association, the term of office of the Class I directors shall expire after a full term of three (3) years and Class I directors appointed at such meeting shall be elected for a full term of three (3) years.

The Class I directors consist of Ye Wang, Dr. Darren Xiaohui Ji, Dr. Ying Huang and Tomas Heyman, and their term will expire at the AGM.

The board proposes to re-elect Dr. Darren Xiaohui Ji to serve as a Class I director of the Company for a full term of three (3) years.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE RE-ELECTION OF DR. DARREN XIAOHUI JI AS A DIRECTOR OF THE COMPANY.

PROPOSAL 5:

RE-ELECTION OF DR. YING HUANG AS A DIRECTOR OF THE COMPANY

In accordance with article 88(b) of the Company’s third amended and restated memorandum and articles of association, the term of office of the Class I directors shall expire after a full term of three (3) years and Class I directors appointed at such meeting shall be elected for a full term of three (3) years.

The Class I directors consist of Ye Wang, Dr. Darren Xiaohui Ji, Dr. Ying Huang and Tomas Heyman, and their term will expire at the AGM.

The board proposes to re-elect Dr. Ying Huang to serve as a Class I director of the Company for a full term of three (3) years.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE RE-ELECTION OF DR. YING HUANG AS A DIRECTOR OF THE COMPANY.

PROPOSAL 6:

RE-ELECTION OF TOMAS HEYMAN AS A DIRECTOR OF THE COMPANY

In accordance with article 88(b) of the Company’s third amended and restated memorandum and articles of association, the term of office of the Class I directors shall expire after a full term of three (3) years and Class I directors appointed at such meeting shall be elected for a full term of three (3) years.

The Class I directors consist of Ye Wang, Dr. Darren Xiaohui Ji, Dr. Ying Huang and Tomas Heyman, and their term will expire at the AGM.

The board proposes to re-elect Tomas Heyman to serve as a Class I director of the Company for a full term of three (3) years.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE RE-ELECTION OF TOMAS HEYMAN AS A DIRECTOR OF THE COMPANY.

PROPOSAL 7:

APPROVAL OF AMENDMENT AND RESTATEMENT OF THE 2020 RESTRICTED SHARES PLAN (“RSU PLAN”) TO INCREASE THE AGGREGATE NUMBER OF ORDINARY SHARES RESERVED FOR ISSUANCE BY 15,000,000 ORDINARY SHARES

Amendment and Restatement of the RSU Plan

Our Compensation Committee recommended that the Board approve an amendment and restatement of the RSU Plan on December 14, 2023 and our Board approved an amendment and restatement of the RSU Plan on December 14, 2023,, subject to approval by our shareholders. Throughout this Proxy Statement, we refer to the RSU Plan, as amended and restated by our Board on December 14, 2023 and by our Compensation Committee on December 14, 2023, as the “Amended RSU Plan.”

In this Proposal No. 7, we are seeking shareholder approval of the Amended RSU Plan to increase the aggregate number of our Ordinary Shares that may be issued under the Amended RSU Plan by 15,000,000 Ordinary Shares, subject to adjustment for certain changes in our capitalization.

If this Proposal No. 7 is approved by our shareholders, the Amended RSU Plan will become effective as of the date of the AGM. In the event that our shareholders do not approve this Proposal No. 7, the Amended RSU Plan will not become effective and the RSU Plan will continue to be effective in accordance with its terms.

Why You Should Vote to Approve the Amended RSU Plan

We are asking our shareholders to approve the Amended RSU Plan to increase the number of the Company’s Ordinary Shares available for issuance under the Amended RSU Plan by 15,000,000 Ordinary Shares. We are proposing the increase in the number of Ordinary Shares available under the Amended RSU Plan to enable us to continue offering effective equity compensation to our employees, non-employee directors and consultants and to take advantage of the significant motivation and retention benefits provided by equity compensation. Our Board, based on recommendation from the Compensation Committee, unanimously approved the proposed Amended RSU Plan on December 14, 2023, subject to shareholder approval at the AGM. If approved by the shareholders, the Amended RSU Plan will become effective as of the date of the AGM.

The Company received approval from the U.S. Food and Drug Administration (“FDA”) for CARVYKTI® (ciltacabtagene autoleucel, cilta-cel) on February 28, 2022 and conditional approval from the European Commission on May 25, 2022, and the Company is in the early stages of commercializing CARVYKTI® in the United States and Europe, with their collaboration partner, Janssen Biotech, Inc., a Johnson & Johnson company, for the treatment of adults with relapsed or refractory multiple myeloma (“MM”) who have received four or more prior lines of therapy (for commercialization in the United States), or three or more lines of therapy (for commercialization in Europe), in each case, including a proteasome inhibitor (“PI”), an immunomodulatory agent (“IMiD”), and an anti-CD38 monoclonal antibody. In addition, on April 8, 2024, the Company announced that the FDA approved CARVYKTI® for the treatment of adult patients with relapsed or refractory MM who have received at least one prior line of therapy, including a PI and IMiD, and are refractory to lenalidomide. As the Company continues to expand its manufacturing and commercial capabilities for CARVYKTI® and to continue its research and development activities for its other product candidates, the Company expects to continue to hire additional employees and continue to retain their existing employee base.

We do not view the 1,888,025 Ordinary Shares remaining available for grant under the RSU Plan as of August 31, 2024, as sufficient to allow us to execute our near-term plans, and the proposed increase in the share reserve under the Amended RSU Plan is expected to provide sufficient Ordinary Shares available for approximately the next 2 to 4 years as we continue to scale the business. We are not able to provide a public forecast as to the level of total Ordinary Shares outstanding and utilization of equity awards as a result of the unpredictability of the underlying assumptions and estimates. In particular, our actual usage of plan shares for employee awards under the RSU Plan will be impacted by changes in the number and level of our employees, the type of equity awards we grant, our potential growth and activities, the financial impact of grants and financing activities, as well as other factors, such as industry performance and general business, economic, regulatory, market and financial conditions. These general factors and ones specific to our business are difficult to predict, many are beyond our control and some or all could combine to change the expected life of the plan request.

The current authorization for equity compensation awards under the RSU Plan is for 11,000,000 Ordinary Shares. If approved by our shareholders, this will increase by 15,000,000 Ordinary Shares, for a total share reserve under the Amended RSU Plan of 26,000,000 Ordinary Shares.

In determining the amount of the increase contemplated by the Amended RSU Plan, the Board has taken into consideration the analysis conducted by our compensation consultant, Mercer, LLC, which looked to manage annual share spend, total overhang levels and competitive market grant practices in an appropriate manner.

The proposed reservation of an additional 15,000,000 Ordinary Shares under the Amended RSU Plan is most appropriately considered as four point one percent (4.1%) of the totality of fully diluted Ordinary Shares.

Another factor considered is our anticipated “burn rate” for issuances of new awards under the Amended and RSU Plan over the next 2 to 4 years, which is defined generally as (a) shares subject to restricted share units and other awards granted in the year, divided by (b) weighted-average Ordinary Shares and Ordinary Share equivalents outstanding for the applicable year. Taking into account our hiring plans over that period, we believe that our burn rate will be approximately one point one percent (1.1%) if awards are granted as restricted share units (“RSUs”); the Board believes that a burn rate of approximately one point one percent (1.1%) is a reasonable burn rate.

As of August 31, 2024, only 1,888,025 Ordinary Shares remained available for grant of future equity awards under the Amended RSU Plan. We believe that the additional 15,000,000 reserved Ordinary Shares will be sufficient to provide an adequate number of awards to the new employees that the Company intends to hire in order to build out its team as discussed above, as well as to provide additional incentive awards to the Company’s current employees, consistent with the market for their services, over that period of time. This increase will improve the Company’s ability to grant equity awards that are competitive with the levels of equity compensation provided by the companies with which it competes to attract and retain talented executives and other key employees.

The Board recommends that the shareholders approve the Amended RSU Plan. If this Proposal No. 7 is approved by our shareholders, the Amended RSU Plan will become effective as of the date of the AGM. In the event that our shareholders do not approve this Proposal No. 7, the Amended RSU Plan will not become effective and the RSU Plan will continue to be effective in accordance with its terms.

Historic Use of Equity Awards and Outstanding Awards

Overhang

The following table provides certain additional information regarding our use of equity awards:

As August 31, 2024
Total number of Ordinary Shares subject to outstanding share options	4,766,126
Weighted-average exercise price of outstanding share options	$10.89
Weighted-average remaining term in years of outstanding share options	5.75
Total number of Ordinary Shares available for grant under the Company’s Share Option Scheme	3,672,538
Total number of Ordinary Shares subject to outstanding full value awards	4,918,594
Total number of Ordinary Shares available for grant under the RSU Plan	1,888,025
Total number of Ordinary Shares outstanding	366,341,403
Per-share closing price of our American Depositary Receipts (with each American Depositary Receipt representing two Ordinary Shares) as reported on the Nasdaq Global Select Market	$57.55

Burn Rate

The following table provides detailed information regarding the activity related to the RSU Plan and the Company’s Share Option Scheme for fiscal year 2023:

For the Year Ended December 31, 2023
Total number of Ordinary Shares subject to restricted shares and restricted share units granted	3,429,380
Total number of Ordinary Shares subject to share option awards granted	355,000
Weighted-average number of Ordinary Shares outstanding	352,165,418
Burn Rate(1)	1.1%

(1)	Burn Rate is calculated as: (shares subject to share options granted + shares subject to full value awards granted)/weighted-average Ordinary Shares outstanding.

Note Regarding Forward-Looking Statements

We do not as a matter of course make public forecasts as to our utilization of equity awards due to the unpredictability of the underlying assumptions and estimates. The inclusion of the information set forth above should not be regarded as an indication or prediction of actual future outcomes, and the statements should not be relied upon as such. Neither we nor any other person makes any representation to any of our shareholders regarding actual outcomes compared to the information contained in the forward-looking statements set forth above. Although presented with some numerical specificity, these statements are not fact and reflect numerous assumptions and estimates as to future events made by our management that our management believed were reasonable at the time this filing was prepared and other factors such as industry performance and general business, economic, regulatory, market and financial conditions, as well as factors specific to our business, all of which are difficult to predict and many of which are beyond the control of our management. The forecasts are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Exchange Act. These statements involve risks and uncertainties that could cause actual outcomes to differ materially from those in the forward-looking statements, including our ability to attract and retain talent, achievement of performance metrics, if any, with respect to certain equity awards, the extent of option exercise activity, forfeiture rates, and other factors described in this Proposal No. 7.

Amended RSU Plan

On May 26, 2020, our shareholders approved the RSU Plan, under which, subject to the approval of our Board, we may grant restricted shares and RSUs to eligible participants. The material terms of the RSU Plan are set forth below. The following description of the Amended RSU Plan is a summary only and is qualified in its entirety by reference to the complete text of the Amended RSU Plan. Shareholders are urged to read the actual text of the Amended RSU Plan in its entirety, which is attached to this Proxy Statement as Appendix A.

The RSU Plan provides for the grant of restricted shares and RSUs (referred to as awards). Awards may be granted to our employees, consultants and directors, as well as to employees, consultants and directors of our affiliates and such affiliates’ subsidiaries, subject to applicable law.

The Amended RSU Plan does not contain an annual “evergreen” provision. The Amended RSU Plan authorizes a fixed number of shares, so that shareholder approval is required to issue any additional shares, allowing our shareholders to have direct input on our equity compensation program. The maximum aggregate number of Ordinary Shares that may be issued pursuant to all awards granted under the RSU Plan is 26,000,000 (assuming shareholders approve the Amended RSU Plan set forth in Proposal No. 7 herein). As of August 31, 2024, RSUs covering 4,918,594 Ordinary Shares were outstanding, and 1,888,025 Ordinary Shares remained available for future grant under the RSU Plan.

Administration. Our Board or the Compensation Committee thereof (the administrator) administers our RSU Scheme and has the power to, among other things, determine the eligible persons to whom, and the times at which, awards will be granted, to determine the terms and conditions of each award (including the number of shares subject to the award, and when the award will vest), to accelerate the time at which an award may vest, and to construe and interpret the terms of our RSU Scheme and awards granted thereunder.

Changes to Capital Structure. In the event there is a specified type of change in our capital structure, such as a share subdivision or consolidation, appropriate adjustments will be made to the aggregate number and type of shares that may be issued; the terms and conditions of any outstanding awards (including, without limitation, any applicable performance targets or criteria with respect thereto); and the grant or exercise price per share for any outstanding awards.

Amendment or Termination. The administrator may terminate, amend or modify the Amended RSU Plan; provided, however, that (a) to the extent necessary and desirable to comply with applicable laws or stock exchange rules, the Company must obtain shareholder approval of any amendment in such a manner and to such a degree as required, unless the Company decides to follow home country practice, and (b) unless the Company decides to follow home country practice, shareholder approval is required for any amendment to the Amended RSU Plan that (i) increases the number of shares available under the Amended RSU Plan, (ii) permits the Compensation Committee to extend the term of the Amended RSU Plan, or (iii) results in a material increase in benefits or a change in eligibility requirements. Generally, no termination, amendment, or modification of the Amended RSU Plan may adversely affect in any material way any award previously granted pursuant to the Amended RSU Plan without the prior written consent of the participant.

U.S. Federal Income Tax Consequences

The following is a summary of the principal United States federal income tax consequences to participants and us with respect to participation in the Amended RSU Plan. This summary is not intended to be exhaustive and does not discuss the income tax laws of any local, state or foreign jurisdiction in which a participant may reside. The information is based upon current federal income tax rules and therefore is subject to change when those rules change. Because the tax consequences to any participant may depend on his or her particular situation, each participant should consult the participant’s tax adviser regarding the federal, state, local and other tax consequences of the grant or exercise of an award or the disposition of shares acquired under the Amended RSU Plan. The Amended RSU Plan is not qualified under the provisions of Section 401(a) of the Internal Revenue Code of 1986, as amended, or the Code, and is not subject to any of the provisions of the Employee Retirement Income Security Act of 1974. Our ability to realize the benefit of any tax deductions described below depends on our generation of taxable income as well as the requirement of reasonableness and the satisfaction of our tax reporting obligations.

Restricted Share Awards

Generally, the recipient of a restricted share award will recognize ordinary income at the time the shares are received equal to the excess, if any, of the fair market value of the shares received over any amount paid by the recipient in exchange for the shares. If, however, the shares are not vested when they are received (for example, if the employee is required to work for a period of time in order to have the right to sell the shares), the recipient generally will not recognize income until the shares become vested, at which time the recipient will recognize ordinary income equal to the excess, if any, of the fair market value of the shares on the date they become vested over any amount paid by the recipient in exchange for the shares. A recipient may, however, file an election with the Internal Revenue Service, within 30 days following his or her receipt of the restricted share award, to recognize ordinary income, as of the date the recipient receives the restricted share award, equal to the excess, if any, of the fair market value of the shares on the date the restricted share award is granted over any amount paid by the recipient for the shares.

The recipient’s basis for the determination of gain or loss upon the subsequent disposition of shares acquired from a restricted share award will be the amount paid for such shares plus any ordinary income recognized either when the shares are received or when the shares become vested.

Subject to the requirement of reasonableness, the provisions of Section 162(m) of the Code, and the satisfaction of a tax reporting obligation, we will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the recipient of the restricted shares award.

RSU Awards

Generally, the recipient of a RSU award structured to comply with the requirements of Section 409A of the Code or an exception to Section 409A of the Code will recognize ordinary income at the time the shares are delivered equal to the excess, if any, of the fair market value of the shares received over any amount paid by the recipient in exchange for the shares. To comply with the requirements of Section 409A of the Code, the shares subject to a RSU award may generally only be delivered upon one of the following events: a fixed calendar date (or dates), separation from service, death, disability or a change in control. If delivery occurs on another date, unless the RSU award otherwise complies with or qualifies for an exception to the requirements of Section 409A of the Code (including delivery upon achievement of a performance goal), in addition to the tax treatment described above, the recipient will owe an additional 20% federal tax and interest on any taxes owed.

The recipient’s basis for the determination of gain or loss upon the subsequent disposition of shares acquired from a RSU award will be the amount paid for such shares plus any ordinary income recognized when the shares are delivered.

Subject to the requirement of reasonableness, the provisions of Section 162(m) of the Code, and the satisfaction of a tax reporting obligation, we will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the recipient of the RSU award.

Section 162(m) Limitations

Under Section 162(m) of the Code, compensation paid to any publicly held corporation’s “covered employees” that exceeds $1 million per taxable year for any covered employee is generally non-deductible. Awards granted under the Amended RSU Plan will be subject to the deduction limit under Section 162(m) of the Code and will not be eligible to qualify for the performance-based compensation exception under Section 162(m) of the Code pursuant to the transition relief provided by the Tax Cuts and Jobs Act.

Cayman Islands Taxation

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the Company levied by the Government of the Cayman Islands save certain stamp duties which may be applicable, from time to time, on certain instruments executed in or brought within the jurisdiction of the Cayman Islands. The Cayman Islands are not party to any double tax treaties that are applicable to any payments made by or to the Company.

Non-Employee Director Compensation Policy

Our Board has adopted a non-employee director compensation policy, pursuant to which each of our directors who is not an employee of our Company or affiliated with an entity that beneficially owns 5% or more of our outstanding Ordinary Shares, which are Dr. Ji, Dr. Sanders, Mr. Yau, Dr. Casey, Mr. Heyman, Dr. Mao and Dr. Salovey is eligible to receive compensation for service on our Board and committees of our Board. Each eligible director receives an annual cash retainer of $75,000 for serving on our Board. The Chair of the Audit Committee and the Chair of the Compensation Committee receive an additional $25,000 and $20,000, respectively, each year. All annual cash compensation amounts are payable in equal quarterly installments in advance within the first 30 days of each quarter in which the service will occur.

Each new eligible director who joins our Board will be granted a RSU award for a number of ordinary shares equal to $350,000 divided by one half of the closing price of our ADSs on the date of grant (the “Grant Date Price”).

Additionally, on the date of each annual general shareholders meeting in the calendar year after the date of an eligible director’s initial appointment to the Board, each eligible director who continues to serve as a director following the meeting will be granted an RSU award for a number of Ordinary Shares equal to $200,000 divided by Grant Date Price. The Chair of the Audit Committee of the Board and the Chair of the Compensation Committee of the Board each receives an additional RSU award for a number of Ordinary Shares equal to $70,000 divided by the Grant Date Price. The RSU awards granted pursuant to our non-employee director compensation policy will vest one-third on the first anniversary of the date of grant and the remaining shares vest in eight equal quarterly installments thereafter, subject to continued service as a director through the applicable vesting date.

Plan Benefits under Amended RSU Plan

The following table sets forth, for each of the individuals and various groups indicated, the total number of Ordinary Shares subject to RSU awards that have been granted under the RSU Plan as of August 31, 2024:

Number of Shares
Ying Huang, Ph.D.
Chief Executive Officer and Director	1,637,172
Lori Macomber, M.S.
Chief Financial Officer	78,368
All current executive officers as a group	1,715,540
All current directors who are not executive officers as a group	245,643
All current employees, including all current officers who are not executive officers, as a group	8,331,038

Registration with the Securities and Exchange Commission

We filed a Registration Statement on Form S-8 with the Securities and Exchange Commission (the “Commission”) for the purpose of registering Ordinary Shares under the RSU Plan pursuant to the Securities Act of 1933 (the “Securities Act”) and intend to file a Registration Statement on Form S-8 with the Commission as soon as practicable to register additional Ordinary Shares under the Amended RSU Plan, subject to the approval of the Amended RSU Plan by our shareholders at the AGM.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE AMENDMENT AND RESTATEMENT OF THE RSU PLAN.

PROPOSAL 8:

AUTHORIZATION OF EACH OF THE DIRECTORS AND OFFICERS OF THE COMPANY

The board of directors proposes to authorize each of the directors and officers of the Company to take any and every action that might be necessary to effect the foregoing resolutions as such director or officer, in his or her absolute discretion, thinks fit.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE AUTHORIZATION OF EACH OF THE DIRECTORS AND OFFICERS OF THE COMPANY TO TAKE ANY AND EVERY ACTION THAT MIGHT BE NECESSARY TO EFFECT THE FOREGOING RESOLUTIONS AS SUCH DIRECTOR OR OFFICER, IN HIS OR HER ABSOLUTE DISCRETION, THINKS FIT.

OTHER MATTERS

We know of no other matters to be submitted to the AGM. If any other matters properly come before the AGM, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the board of directors may recommend.

By Order of the Board of Directors,

/s/ Fangliang Zhang
Fangliang Zhang
Chairman of the Board of Directors
Dated: September 20, 2024